May 16, 2022

John Stickel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Corebridge Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 2, 2022
File No. 333-263898

Dear Mr. Stickel:

This letter sets forth the responses of Corebridge Financial, Inc., formerly known as SAFG Retirement Services, Inc. (the “Registrant”), to comments contained in your letter dated May 11, 2022, relating to Amendment No. 1 to the Registration Statement on Form S-1, filed by the Registrant on May 2, 2022 (“Amendment No. 1”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

The Registrant is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

Form S-1 filed May 2, 2022

General

1.
Noting your notes to the table on page 145, and your general disclosure in Risk Factors, please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

The Registrant advises the Staff that the impact of Russia’s invasion of Ukraine and the international response is immaterial to its business. The Registrant has provided further detail below as to its assessment of immateriality by reference to each of the headings addressed by the Division of Corporation Finance’s “Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues,” issued by the Staff in May 2022.

General

The Registrant notes its disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Operations—Investments—Overview—Investment Portfolio” (specifically in note 1 to the first table under such heading) with respect to its exposure to the Russian Federation and Ukraine through its fixed maturity securities portfolio at March 31, 2022 and December 31, 2021. The Registrant considers that its level of credit exposure to securities issued by the Russian Federation is immaterial to its business. Further, the Registrant does not conduct operations in Russia, Belarus or Ukraine; rather it conducts operations only in the United States, the United Kingdom, Ireland and Bermuda.

Following the Registrant’s separation (the “Separation”) from American International Group, Inc. (“AIG”), the Registrant’s board of directors (the “Board”) will oversee the risks that have the potential to impact the Registrant’s business, including those risks related to Russia’s invasion of Ukraine.

J. Stickel	2	May 16, 2022

Risks Related to Cybersecurity

The Registrant advises the Staff that it has included information under the heading “Management—Corporate Governance—Board Committees—Cybersecurity Risk Management,” which describes how cybersecurity risk management is currently overseen by the AIG board of directors and the Board’s responsibilities in overseeing such risks following the Separation, such risks of which are broader than those related to Russia’s invasion of Ukraine. Further, the Registrant advises the Staff that it has included information under the heading “Risk Factors— Risks Relating to Business and Operations—We are exposed to certain risks if we are unable to maintain the availability of our critical technology systems and data and safeguard the confidentiality and integrity of our data, which could compromise our ability to conduct business and adversely affect our business, results of operations, financial condition and liquidity,” as to the risk of cybersecurity threats often becoming further heightened in connection with geopolitical tensions, which include those tensions between Russia and Ukraine.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Registrant advises the Staff that it has referred to economic trends such as the armed conflict between Russia and Ukraine under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic, Industry and Regulatory Trends,” as having the potential to impact the Registrant’s business, however it does not consider such conflict to have a material impact on its business due to its lack of operations in Russia, Belarus or Ukraine and negligible investments related to those countries. As noted above, the Registrant views its credit exposures to securities issued by the Russian Federation as immaterial, further information of which can be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Operations—Investments—Overview—Investment Portfolio.”

The Registrant advises that import or export bans resulting from Russia’s invasion of Ukraine will not impact the Registrant’s business as the Registrant does not currently rely upon any such imports or exports, nor does it use such products or commodities in its operations. Further, the Registrant considers that its business segments, products, lines of services, projects, and operations are not materially impacted by supply chain disruptions as a result of Russia’s invasion of Ukraine.

Non-GAAP Measures

The Registrant advises the Staff that it has not made any adjustments to its non-GAAP financial measures with respect to lost revenue or expenses incurred as a result of Russia’s invasion of Ukraine and/or associated supply chain disruptions.

Disclosure Controls and Procedures

The Registrant advises the Staff that Russia’s invasion of Ukraine and/or associated supply chain disruptions have not had an impact on the design of the Registrant’s disclosure controls and procedures or any of the Registrant’s conclusions as to the effectiveness of such disclosure controls and procedures. The Registrant is of the view that the existing design of its disclosure controls and procedures addresses such concerns.

Internal Control over Financial Reporting

The Registrant advises the Staff that Russia’s invasion of Ukraine and/or associated supply chain disruptions have not resulted in changes to the Registrant’s internal control over financial reporting.

Our Investment Management Agreement with Blackrock, page 237

2.
We note your response to prior comment 1. Please provide a legal analysis supporting your belief that the agreements with BlackRock are immaterial, and specifically address the requirements of Item 601(b)(10)(ii)(B). We also note your disclosure on page 80 that historically your investments were largely managed by affiliated asset manager, but it appears you are intending to rely on third-party managers such as BlackRock going forward. Alternatively, confirm that you will file the investment management agreements with BlackRock as exhibits to the registration statement and update the exhibit index accordingly.

Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is one that ordinarily accompanies the kind of business conducted by a registrant and its subsidiaries, then it must be filed if the registrant is substantially dependent on the contract, except where the contract is immaterial in amount or significance. Accordingly, the Registrant has evaluated whether: (i) the BlackRock Arrangement is one that ordinarily accompanies the kind of business conducted by the Registrant, (ii) the Registrant is substantially dependent on the contract and (iii) the contract is immaterial in amount or significance.

The Registrant has determined that the BlackRock Arrangement is one that ordinarily accompanies the kind of business conducted by the Registrant. Specifically, as one of the largest providers of retirement solutions and insurance products in the United States, the Registrant expects to enter into a variety of investment management agreements with third parties. Such arrangements, including the BlackRock Arrangement, should be contrasted with activities such as significant mergers, acquisitions or dispositions that may fall outside the ordinary course of the Registrant’s business.

J. Stickel	3	May 16, 2022

The Registrant also notes that large insurance companies of the Registrant’s size and complexity, including several of the Registrant’s publicly traded peers, commonly enter into investment management agreements similar to the BlackRock Arrangement in the ordinary course of business to optimize their investment management capabilities. Those peers do not, to the Registrant’s knowledge, file similar agreements as exhibits to regular and ongoing reports under Regulation S-K Item 601.

The Registrant has also determined that it is not substantially dependent on the BlackRock Arrangement. This conclusion is supported by the liquid nature of the portfolio to be managed by BlackRock, the competitive market for investment management services and the Registrant’s ability to terminate the arrangement at any time. In addition, as described below, the Registrant continues to be responsible for its overall investment portfolio.

The portfolio to be managed by BlackRock is composed of liquid fixed income and certain private placement assets. The Registrant believes that there is robust competition in the market to provide investment management services for these types of securities. Moreover, the Registrant believes that the size of its investment portfolio is attractive to prospective investment managers. Accordingly, upon termination of the arrangement by either the Registrant or BlackRock, the Registrant believes that BlackRock could be replaced without unnecessary delay or significant interruption to the Registrant’s investment operations and that any new investment management arrangement would be on terms comparable to those under the BlackRock Arrangement.

The Registrant may terminate the arrangement for any reason at any time upon 45 days’ notice, or immediately for cause.  Accordingly, the Registrant is not locked into the arrangement and, if BlackRock were to perform in an unsatisfactory manner, the Registrant would not be required to provide BlackRock with any opportunities to cure such unsatisfactory performance before replacing BlackRock with another vendor.

Further, the Registrant will continue to be responsible for its overall investment portfolio, including decisions surrounding asset allocation, risk composition and investment strategy, which are key aspects of the Registrant’s business. BlackRock will be responsible only for managing the investments that the Registrant chooses to transfer to BlackRock for management. In fact, the Registrant is not required to transfer any amount of investments to BlackRock at any time.

Finally, although the materiality of the arrangement is not relevant to the analysis given that the Registrant has concluded that it is not substantially dependent on the BlackRock Arrangement, the Registrant notes that the annual aggregate investment management fees payable under the arrangement will not be material to the Registrant.

While the BlackRock Arrangement agreements are not required to be filed under Regulation S-K Item 601, the Registrant will continue to review the foregoing analysis as necessary should the above factors change in the future.

3.
We note your response to prior comment 2. Please ensure that this section includes a comprehensive discussion of your arrangement with Blackrock and disclose the material fees, terms and conditions of the agreement, or tell us why you believe such disclosure is not required

The Registrant notes that it has provided disclosure in the Registration Statement under “Business—Investment Management—Our Investment Management Arrangement with BlackRock” that it believes the fees, terms and conditions of the BlackRock Arrangement to be “highly competitive with those available from other leading investment managers for a fixed income portfolio of comparable size” and that the investment management agreements will contain detailed investment guidelines, reporting requirements and other reasonable and customary provisions.  In addition, in the Registration Statement under “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Significant Factors Affecting Our Results—Our Investment Management Arrangement with BlackRock,” the Registrant discloses that it expects “that the cost structure for the management of these investments under the BlackRock Arrangement will be at least comparable to [its] historical costs for managing these investments.”

The Registrant believes that, taken together, this disclosure provides investors with the key terms of the BlackRock Arrangement, i.e., it is highly competitive in the market for investment management services and that implementation will not materially change the Registrant’s cost structure. The Registrant believes that further detail beyond what has been disclosed is not useful to investors. As discussed above in response to Comment 2, the Registrant notes that the annual aggregate investment management fees payable under the BlackRock Arrangement will not be material to the Registrant.

J. Stickel	4	May 16, 2022

Nonetheless, in response to the Staff’s comment, the Registrant has included additional disclosure about certain terms and conditions of the BlackRock Arrangement in the Registration Statement under “Business—Investment Management—Our Investment Management Arrangement with BlackRock.”

* * * * *

J. Stickel	5	May 16, 2022

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478 or Eric T. Juergens at (212) 909-6301.

Best Regards,

/s/ Paul M. Rodel
Paul M. Rodel

cc:	Elias Habayeb, Executive Vice President and Chief Financial Officer Christine Nixon, General Counsel
Corebridge Financial, Inc.